Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 14, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

Re:                             Dimension Therapeutics, Inc.

Amendment to Draft Registration Statement on Form S-1

Submitted August 19, 2015

CIK No.  0001592288

Dear Ms. Hayes:

This letter is submitted on behalf of Dimension Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1, confidentially submitted on August 19, 2015 (“Amendment No. 1”), as set forth in your letter dated September 2, 2015 addressed to Annalisa Jenkins, M.B.B.S., M.R.C.P., President, Chief Executive Officer and Director of the Company (the “Comment Letter”).  The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from Amendment No. 1).

Prospectus Summary, page 1

1.                                      We note your response to comment 6 and note that the information provided does not support your position relative to your peers.  Additionally, the fact that you are the only company with a gene therapy program to treat GSDIa and OTC may mean that you are a leader with respect to these indications but not with respect to all gene therapy programs.  Please revise to provide additional support or revise your disclosure to more specifically clarify your statements regarding your leadership.

RESPONSE:  The Company acknowledges the Staff’s comment and maintains that it is a leading gene therapy platform company due to the strengths described in its last response letter, including the strength of the Company’s seasoned executive team and expertise of the Company’s scientific and clinical advisory board members, whose collective experience and expertise the Company submits is among the greatest brought to bear in the industry. In addition,  the Company advises the Staff that, relative to the profoundly early-stage gene therapy industry as a whole, the Company’s gene therapy programs and focus on development of manufacturing processes designed to reliably produce high quality AAV vectors at commercial scale put the Company among the leaders in the gene therapy industry with respect to drug development and commercialization.

Over much of the past twenty years, gene therapy research has been conducted primarily in academic settings, with limited drug development for commercial sale.  As set forth in the Registration Statement, no gene therapy product has been approved in the United States and only one such product has been approved in the European Union.  During the past three years, the industry has experienced a substantial increase in investor support and new company formation, but the field as a whole remains in a nascent stage.

All of the gene therapy companies the Company is aware of, including those that have public filings with the Commission, are in the early stages of drug development, with no products authorized for sale in the United States.  The gene therapy company with the most advanced product candidate in the United States that the Company is aware of has not completed its Phase III trials for its product candidate. The vast majority of other gene therapy company’s product candidates are in pre-clinical development without any IND application in effect with FDA, whereas the Company’s leading product candidate, DTX101 for the treatment of hemophilia B, has recently had its IND accepted by FDA.  In addition, the other most advanced hemophilia B gene therapy programs are just now entering Phase I/II clinical trials, which is the same stage as DTX101.  The Company is aware of many niche and single-asset gene therapy companies, but only two of which have advanced as far as initiating Phase I/II clinical trials for their products.  Therefore, the Company contends that, given the Company: (i) has four announced gene therapy programs (whereas most gene therapy companies have 1 or 2 program); (ii) has an IND application in effect with FDA for its lead product candidate (whereas most gene therapies programs have no such IND application); (iii) is about to initiate a Phase I/II clinical trial (which is on par with most similar gene therapy programs and only a few programs exist that are in further stages of clinical development);  (iv) has received Fast Track and orphan drug designations from FDA for its lead product candidate; and (v) is the only gene therapy company uniquely focused on rare diseases associated with the liver as well as the only Company with gene therapy programs for GSDIa and OTC, the Company contends that it is reasonable to conclude that the Company is a leading gene therapy platform company with respect to the drug development of its product candidates and programs.

In addition, because no product has been authorized for sale in the United States, gene therapy is also a field with very limited experience in manufacturing and production for clinical or commercial use.  To the Company’s knowledge, it is the only company in the gene therapy field to have publicly stated its commitment and investment in the mammalian HeLa gene therapy pharmaceutical development platform for gene therapy, as described in the Registration Statement.  It is also one of the few gene therapy companies to make investments in developing in-house manufacturing processes and capabilities, and the Company has announced that it intends to use a portion of the proceeds from this offering to further expand its internal processes and development capabilities, including the initiation of a manufacturing process development pilot facility. As such, it is reasonable to conclude that, given the early stage of manufacturing throughout the entire gene therapy field, the Company is also a leading gene therapy company with respect to the ability to manufacture its products for clinical or commercial use.

Considering this information, it is reasonable to conclude that the Company is a leading gene therapy platform company within the framework and broader context of the early-stage of the gene therapy industry in general.

2.                                      We note your response to comment 7.  Please provide more information about the basis for your belief that your platform will allow you to expedite the development of pipeline.  Do you expect that the platform will provide you with an advantage in producing high quality vectors or is this belief dependent on obtaining Fast Track designation or orphan drug status?

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 79 and 100 of the Registration Statement to clarify that the Company believes its platform will allow it to accelerate the research and development of its pipeline by leveraging the expertise of its seasoned executive team and clinical advisors with respect to the same.  This belief is not dependent on obtaining Fast Track designation or orphan drug status (notwithstanding that the Company has already received Fast Track and orphan drug designations from FDA for its lead product candidate) and does not speak to any assumptions or expectations regarding the regulatory status of, or FDA’s approach to, any of the Company’s other product candidates.  The Company believes that the combination within the Company of its expertise in liver-associated rare diseases, AAV-mediated gene therapy and vector manufacturing will allow it to capitalize on efficiencies through the development of its platform and pipeline to accelerate research and development of its product candidates and programs.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom
Ryan S. Sansom, Esq.

Enclosures

cc:                                Annalisa Jenkins, M.B.B.S, M.R.C.P., President & Chief Executive Officer, Dimension Therapeutics, Inc.

Mary Thistle, Chief Business Officer, Dimension Therapeutics, Inc.

Jean Franchi, Chief Financial Officer, Dimension Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Patrick O’Brien, Esq., Ropes & Gray LLP